UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

The Grilled Cheese Truck, Inc.

 (Name of Issuer)

COMMON SHARES

 (Title of Class of Securities)

39850T105

 (CUSIP Number)

Robert O. Mayer

21 East Omaha St.

Rapid City, SD 57701

(760) 275-5143

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

May 29, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

SoDak Offerings IV, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |X|

(b) |_|

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

|_|

6. CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 2,400,000
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,400,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,400,000[1]

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

|  |

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.30%[2]

14. TYPE OF REPORTING PERSON

OO

[1] Consists of 1,200,000 shares of the common stock (the “Common Stock”) of the Grilled Cheese Truck, Inc. (the “Issuer”) and a warrant to purchase up to 1,200,000 shares of Common Stock of the Issuer exercisable immediately until October 31, 2016, all of which are owned directly by SoDak Offerings IV, LLC (“SoDak IV”).

[2] The percentages reported in this Schedule 13D are based upon 18,037,158 shares of Common Stock outstanding as of November 17, 2014 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 19, 2014).

2

CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

Roland W. Gentner

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |X|

(b) |  |

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF, PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

|_|

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 2,479,543[3]
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,479,543

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,479,543

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

|  |

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.74%

14. TYPE OF REPORTING PERSON

IN

[3] Consists of 1,200,000 shares of Common Stock of the Issuer and warrant to purchase up to 1,200,000 shares of Common Stock of the Issuer exercisable immediately until October 31, 2016, held by SoDak IV. Mr. Gentner is the manager of SoDak IV and has shared voting and disposition power over the shares of Common Stock held by SoDak IV. Also includes 79,453 shares of Common Stock of the Issuer owned by Roland W. Gentner & Cynthia L. Gentner JTWROS, as to which Mr. Gentner holds shared voting and dispositive power.

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CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

Robert O. Mayer

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |X|

(b) |_|

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF, PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

|_|

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 331,781[4]
8. SHARED VOTING POWER 2,400,000
9. SOLE DISPOSITIVE POWER 331,781
10. SHARED DISPOSITIVE POWER 2,400,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,731,781[5]

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

|  |

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.14%

14. TYPE OF REPORTING PERSON

IN

[4] Consists of 252,328 shares of Common Stock of the Issuer held by R3 Trading Partners, LLC (“R3 Trading”). Mr. Mayer is the manager of R3 Trading and has sole voting and dispositive power over shares of the Issuer held by R3 Trading. Also includes 79,453 shares held by Mr. Mayer as an individual.

[5] Consists of the aggregate amount specified in footnote 4 and 1,200,000 shares of Common Stock of the Issuer and warrant to purchase up to 1,200,000 shares of Common Stock of the Issuer exercisable immediately until October 31, 2016, held by SoDak IV, which Mr. Mayer is the investment manager and has voting and disposition power over. Mr. Mayer disclaims beneficial ownership for the 2,400,000 shares held by SoDak IV, except to the extent of any pecuniary interest therein.

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CUSIP NO. 39850T105

Item 1. Security and Issuer

This statement relates to the shares of common stock and rights to purchase common stock, par value $0.001 per share of The Grilled Cheese Truck, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer is 151 North Nob Hill Road, Suite 321, Fort Lauderdale, Florida 33324.

Item 2. Identity and Background

(a) This statement is filed jointly by SoDak Offerings IV, LLC, a South Dakota limited liability company (“SoDak IV”), Roland W. Gentner (“Mr. Gentner”), an individual, and Robert O. Mayer (“Mr. Mayer”), an individual (collectively with SoDak IV, Mr. Gentner and Mr. Mayer, the “Reporting Persons” each a “Reporting Person”).  SoDak IV’s principal business is to invest in private businesses, small-cap, and public emerging growth companies. Its principal place of business is located at 21 East Omaha St., Rapid City, South Dakota 57701.

(b) The business address of the Reporting Persons is 3790 Via de la Valle, Suite 103E, Del Mar, California 92014.

(c) Mr. Mayer’s principal occupation is investment manager of SoDak IV. SoDak IV’s principal business is investments and its principal office is located at 21 East Omaha St., Rapid City, South Dakota 57701. Mr. Gentner’s principal occupation is manager of Nevada Milling and Mining, LLC, a South Dakota limited liability company (“Nevada Milling”). Nevada Milling is in the mining business and its principal office is located at 516 5th Street, Rapid City, SD 57701-2703. Mr. Mayer is also the manager of SoDak IV and as such shares voting and dispositive power over the Shares owned by SoDak IV with Mr. Gentner.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gentner and Mr. Mayer are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities purchased by SoDak IV were purchased with working capital in the Issuer’s private placement of units for $1.25 per unit (the “Unit”) which closed on May 29, 2014. Each Unit consisted of: (i) one share of the Issuer’s common stock (a “Share”) and a warrant to purchase one share of the Issuer’s common stock (“Warrant Share”), at an exercise price of $2.50 per Warrant Share that is exercisable until October 31, 2016 (the “Offering”). SoDak invested $1,500,000 in the Offering, and in exchange, received an aggregate of 1,200,000 Shares and 1,200,000 Warrant Shares, in which they beneficially and directly own.

Mr. Mayer and Mr. Gentner invested approximated $25,000 each in personal funds in the Issuer’s bridge financing closed on July 9, 2012 and were issued 12% Secured Convertible Notes (the “Bridge Loan Notes”). Upon conversion of their Bridge Loan Notes on June 1, 2013, Mr. Mayer and Mr. Gentner were each issued 79,543 Shares which are directly held and beneficially owned by them as individuals.

Mr. Mayer is the sole manager of R3 Trading Partners, LLC, a South Dakota limited liability company (“R3 Trading”) and holds sole voting and dispositive control over R3 Trading’s securities. R3 Trading was issued 202,353 Shares in connection with the conversion of a promissory note, dated October 23, 2013, issued by the Issuer to R3 Trading in exchange for R3 Trading’s $100,000 investment of working capital in the Issuer. R3 Trading also entered into a Purchase Agreement with Chord Advisors, Inc. on December 27, 2013, in which R3 Trading purchased 50,000 Shares held by Chord Advisors, Inc. for cash consideration in the aggregate amount of $25,000.

Item 4. Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired by the Reporting Persons for investment purposes in the ordinary course of business.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 18,037,158 Shares outstanding, which is the total number of Shares outstanding as of November 17, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2014.

I. SoDak IV

(a) SoDak IV is the beneficial owner of 2,400,000 Shares of the Issuer, representing approximately 13.30% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,400,000

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,400,000

(c) The transactions in the Shares by SoDak IV during the past sixty days of the date of the Event, if any, are set forth in Schedule A and are incorporated herein by reference.

II. Mr. Gentner

(a) Mr. Gentner is the beneficial owner of 2,479,543 Shares of the Issuer, representing approximately 13.74% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,479,543

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,479,543

(c) The transactions in the Shares by Mr. Gentner and on behalf of SoDak IV during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

III. Mr. Mayer

(a) Mr. Mayer is the beneficial owner of 2,731,781 Shares of the Issuer, representing approximately 15.14% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: 331,781

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2. Shared power to vote or direct vote: 2,400,000

3. Sole power to dispose or direct the disposition: 331,781

4. Shared power to dispose or direct the disposition: 2,400,000

(c) The transactions in the Shares by Mr. Mayer and on behalf of SoDak IV during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

(d) Except for the 79,543 Shares held in the name of Roland W. Gentner & Cynthia L. Gentner JTWROS, in which Ms. Cynthia Gentner shares voting and dispositive power with Mr. Gentner, to the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, Mr. Gentner and Mr. Mayer, and persons disclosed herein, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares discussed in this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

On August 11, 2014, SoDak IV’s managers and members agreed to distribute 95% of the Shares of the Issuer held in the name of SoDak IV to each of its members based on each member’s pro rata ownership percentage in SoDak IV.

On December 3, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein in this Schedule 13D filing, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

24.1	Power of Attorney executed by SoDak Offerings IV, LLC dated December 3, 2014.

24.2	Power of Attorney executed by Roland W. Gentner dated December 3, 2014.

99.1	Joint Filing Agreement by and among SoDak Offerings IV, LLC, Roland W. Gentner and Robert O. Mayer, dated December 3, 2014

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2014	SODAK OFFERINGS IV, LLC

	By:	/s/ Robert O. Mayer
Robert O. Mayer Investment Manager

By:	/s/ Roland Gentner
Roland Gentner, an Individual

By:	/s/ Robert O. Mayer
Robert O. Mayer, an Individual

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SCHEDULE A

None.

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